

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

June 22, 2009

By U.S. Mail and Facsimile to: (866) 720-7307

Julie A. Bell Lindsay
Citigroup Inc.
1101 Pennsylvania Ave NW
Suite 1000
Washington, DC 20004

> **Re:** **Citigroup Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **(Filed February 27, 2009, File No. 001-09924)**
> **Definitive Common Proxy Statement on Schedule 14A**
> **Definitive Preferred Proxy Statement on Schedule 14A**
> **(Filed June 18, 2009, File No. 001-09924)**

Dear Ms. Lindsay:

We have completed our review of your Form 10-K, Definitive Common Proxy Statement and Definitive Preferred Proxy Statement and have no further comments at this time.

Sincerely,

Todd K. Schiffman
Assistant Director